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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMERALD POINT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1718

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis M. Quinn — 212-342-7408 (Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPAs PLLC

(Name - if individual, state last, first, middle name)

4344 44th Street	Sunnyside	NY	11104
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Dennis M. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerald Point Capital, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

LAURA V NADAL UCEDA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NA6256571
My Commission Expires 02/27/2016



Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' report on internal control required by SEC Rule 17a-5

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

EMERALD POINT CAPITAL, LLC
(A Wholly-Owned Subsidiary of
Emerald Point Capital Holdings, LLC
and A Limited Liability Company)

Index



BK Accountants CPAs, PLLC

45-22 43rd Avenue

Sunnyside, NY 11104

www.bkpartnerscpas.com

To the Member of
Emerald Point Capital LLC
New York, NY

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Emerald Point Capital LLC as of December 31 2015, and the related statements of changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor

considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Emerald Point Capital LLC as of December 31, 2015, and the results of its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America and that of the standards of the PCAOB.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BK Accountants CPAs, PLLC

Sunnyside, New York
February 25, 2016

EMERALD POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:		
Cash	$	48,642
Accounts receivable		1,125
Prepaid expenses		557
Total assets		50,324
Property and equipment, net		-
Investment - nonmarketable securities		454,224
Total	$	504,548

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	34,912
Total liabilities		34,912
Commitments and contingencies		
Member's equity		469,636
Total	$	504,548

See Notes to Financial Statements.

EMERALD POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

Emerald Point Capital, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Emerald Point Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Emerald Point Capital, LLC has been, and continues to be, in the process of reducing its activities in the placement agency business since late 2010 as a result of a number of factors. Headcount has been steadily reduced. However, the Company will remain a FINRA-Member and SEC-registered broker dealer with a general securities principal. The Company's activities for the foreseeable future include the conclusion of a placement engagement and the continued collection of fee income from that engagement and several others for which receivables remain outstanding.

Note 2 - Significant accounting policies:

Revenue recognition:

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of the capital commitment, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2015.

Property and Equipment:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the member for tax purposes.

The Company has no unrecognized tax benefits at December 31, 2015.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair value measurement:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a

Note 2 - Significant accounting policies (continued):

Fair value measurement (continued):

market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best

Note 2 - Significant accounting policies (concluded):

Fair value measurement (concluded):

information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Income from the private equity fund, which includes unrealized gains and losses, is recognized based upon the Partnership's allocable share of the earnings of the fund which carries its investments at fair value. Distributions from the underlying fund are initially recorded as a return of capital until all contributions have been returned. All subsequent distributions are recorded as realized gains in the statement of operations.

Note 3 - Investments – nonmarketable securities:

The Company's investments measured at fair value at December 31, 2015 have been categorized in the table below based upon the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2015
Private equity investment, at fair value	$ -	$ -	$ 454,224	$ 454,224
Totals	$ -	$ -	$ 454,224	$ 454,224

In determining the fair value of the Company's investment that falls within Level 3 of the fair value hierarchy (which is comprised of an investment in a private equity fund), management utilized the fair value as reported by the underlying fund.

Note 3 - Investments – nonmarketable securities (concluded):

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

Balance, December 31, 2014	$ 565,876
Purchases	2,803
Distributions, net	(0)
Net change in unrealized depreciation	(114,455)
Balance, December 31, 2015	$ 454,224

The change in unrealized depreciation attributable to investments still held at December 31, 2015 is $114,455. For the year end December 31, 2015, the Company's realized gain on investment was $229,051.

Financial assets using Level 3 inputs were valued utilizing the net asset valuations provided by the underlying private investment company and/or their administrators. Management considers subscriptions and redemption rights, including any restrictions on the disposition of the interest, and other valuation information received from the underlying manager, in its determination of fair value. Valuation techniques utilized to determine fair value are consistently applied. There have been no changes in the methodologies used at December 31, 2015 and 2014.

With regard to the investment in VEPF III FAF, L.P. ("Vista"), reliance was placed on a Statement of Changes in Individual Partners Equity provided by Vista with an unaudited valuation as of 9/30/15

Note 4 - Property and equipment:

The equipment, furniture and improvements are fully depreciated at December 31, 2015. The balance of property and equipment at December 31, 2015 are comprised of the following:

Furniture and fixtures	$ 21
Automobile	23,398
Total	23,419
Less accumulated depreciation	(23,419)
Total	$ -

EMERALD POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

Note 5 - Concentrations of credit risk:

Fee revenue from two clients represented approximately 100% of the revenue earned during 2015.

The Company maintains its cash and cash equivalents accounts in one commercial bank. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2015, the Company had cash and cash equivalent balances within Federally insured limits.

Note 6 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $13,680.07, which was $8,680.07 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.55 to 1.

Note 7 - Commitments:

Operating lease:

The Company sub-leases its operating facilities from an entity whose chairman is a member of the parent Company. The original lease expired June 15, 2012, however was subsequently renewed through January 31, 2016.

Rent expense amounted to approximately $5,000 for the year ended December 31, 2015.

The Company going forward will rent limited space at its current location on a month to month basis.

Note 8 - Related party transaction:

At December 31, 2015 there were no related party transactions.

Note 9- Contingencies:

On June 16, 2009, two individual plaintiffs initiated a lawsuit, against the Company and one of its principals, which was originally brought before a Judge in the First Judicial District Court for the State of New Mexico. The complaint, which purports to be brought on behalf of the State of New Mexico, seeks unspecified damages from numerous corporate and individual defendants and alleges, among other things, that defendants conspired to defraud the State of New Mexico by making illegal payments which caused certain state officials to invest state funds with investment managers who then suffered losses. On September 29, 2009, the Company and its principals moved to dismiss the complaint. On May 18, 2011, the Judge granted a portion of the Company's motion, ruling that the primary statute at issue (the Fraud Against Taxpayers Act, or "FATA") does not apply to activity that occurred before the statute's enactment, which was July 7, 2007. The Judge denied the remainder of the Company's motion. The Court of Appeals affirmed the Judge's decision. The New Mexico Supreme Court granted certiorari and, on June 27, 2015, reversed the district court's decision, holding that FATA could be applied retroactively to conduct that took place prior to the statute's enactment. The New Mexico Supreme Court also consolidated the Litigation with another lawsuit that had been pending in state court, and assigned the consolidated Litigation to a new Judge in the First Judicial District Court for the State of New Mexico. On November 30, 2015, the New Mexico Attorney General moved to dismiss the consolidated Litigation, arguing that (1) counsel for the plaintiffs is not adequately representing the State's interests, (2) the NMSIC complaint by the Attorney General, is the better vehicle for New Mexico to recover for the conduct at issue. On December 18, 2015, the Company filed an individual motion to dismiss the consolidated Litigation, arguing that the settlement agreement reached with the State of New Mexico in the NMSIC Litigation, extinguished all claims against the Company in the consolidated Litigation. The Judge has scheduled oral argument on both the Attorney General's and the Company's motions to dismiss (along with dismissal motions from several other defendants) for April 25-27, 2016. At this time, outside counsel is unable to form a view as to whether an adverse judgment is either probable or remote in the Litigation, or the amount, if any, of damages that might be awarded in the event of such an award.

Note 10- Retirement plan:

The Company maintains a retirement saving plan for its employees, which allows participants to make contributions by salary deductions pursuant to Section 401(k) of the Internal Revenue Code. There are no employer contributions under this plan.

Note 11- Subsequent events:

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 29, 2016, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SEC
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Section
FEB 29 2016
Washington DC
409

Emerald Point Capital, LLC
(A Wholly-Owned Subsidiary of
Emerald Point Capital Holdings, LLC
and A Limited Liability Company)

Report on Financial Condition

Year Ended December 31, 2015